Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

November 8, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

Re:
Delta Oil & Gas, Inc.
Registration Statement on Form 10-SB
Filed May 12, 2006 File No. 000-52001
Form l0-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2006
Filed August 17, 2006 File No. 333-82636
Response Letters Dated July 20, 2006 and August 9, 2006

____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to the comments received telephonically by Ms. Lily Dang on November 6, 2006 regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2005, Form 10-QSB for the fiscal quarter ended March 31, 2006, and Form 10-QSB for the fiscal quarter ended June 30, 2006. On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and Amended Quarterly Report on Form 10-KSB for the fiscal quarters ended March 31, 2006 and June 30, 2006 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 1-4

3.
We note that you report a negative cash balance at December 31, 2004, and at other points referenced in your subsequent interim reports. Please further revise the statements of cash flows in your annual and interim reports to comply with paragraph 7 of SFAS 95, requiring the totals for cash and cash equivalents reported in these statements to agree with the corresponding amounts shown on your balance sheets.

In response to this comment, the Company revised the statements of cash flows for its annual and interim reports so that the reported line items are consistent with the balances reported in prior periods. A copy of the proposed changes to the cash flows statements for the quarterly period ended March 30, 2006, June 30, 2006, and the year ended December 31, 2005 are included in this correspondence.

4.
We note your response to prior comment 9 and your proposed revised disclosure. The intent of our prior comment was to seek clarification on your application of the full cost ceiling test. Please expand your disclosure to address how you deal with each type of costs in your application of the full cost ceiling test as specified in (A), (B) and (C) of Rule 4-10(c)(4)(i) of Regulation S-X. Make similar changes to your disclosures in Form 10-QSB for quarters ended March 31, 2006 and June 30, 2006. Please contact us by telephone if you have any question on this comment.

In response to this comment, the Company expanded its disclosure on page F-8 in the first paragraph under the subheading “Natural Gas and Oil Properties” in the footnotes to the financial statements for the period ended December 31, 2005 to address how it deals with each type of costs in its application of the full cost ceiling test as specified in (B) of Rule 4-10(c)(4)(i) of regulation S-X. The Company also made similar changes to its footnote disclosures in its Form 10-QSB for the quarter ended March 31, 2006 on page F-6 and its Form 10-QSB for the quarter ended June 30, 2006 on page F-6.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Consolidated Balance Sheets, page F-14

6.	We did not receive your response to prior comment 13, regarding proceeds reported as share subscriptions received on your balance sheet as of March 31, 2006. We reissue this prior comment.

In response to this comment, the Company added disclosure in Note 7 Share Capital on page F-13 to clarify that the Company’s board of directors authorized the issuance of the stock certificates during the reporting period, but the physical issuance of the stock certificates did not occur until after the reporting period. On the Balance Sheet as of March 31, 2006, the Company deleted the line item “Shares Subscriptions Received” and correspondingly revised the Additional paid-in capital line item. The Company believes that these revisions will clarify that the Company sold securities during the reporting period.

2

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Note 6 - Note Payable, page F-14

7.	Please expand your disclosure to discuss why your loan was forgiven without any consideration given in exchange, or to otherwise clarify the terms of the arrangement if this is not the case.

In response to this comment, the Company deleted the term “forgiven” from the table in Note 6 Note Payable on page F-14 and replaced it with “settled” to clarify that the Company made payment to Pamela Starek, its former director and officer and current significant shareholder, of the amount due on the unsecured loan at the request of the note holder.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP

3

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004
(Stated in U.S. Dollars)

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	YEAR ENDED DECEMBER 31		CUMULATIVE PERIOD FROM INCEPTION JANUARY 9 2001 TO DECEMBER 31
	2005	2004	2005

Cash Flows (Used By) Operating Activities
Net loss for the period	$(570,050)	$(31,574)	$(873,214)
Items not involving cash:
Depreciation and depletion	292	113	37,604
Impairment of natural gas and oil properties	-	-	65,503
Interest accrued on note payable	2,143	2,143	9,396
Dry well costs written off	-	-	118,690
Stock-based compensation expense	370,267	-	370,267

Changes in operating working capital items:
Accounts receivable	(2,205)	(2,831)	(10,068)
Accounts payable and accrued liabilities	71,355	(5,321)	93,318
Accrued interest payable	(17,362)	5,966	-
Prepaid expenses	(1,615)	-	(1,615)

Net Cash (Used By) Operating Activities	147,175	(31,504)	190,119

Cash Flows (Used By) Investing Activities
Purchase of natural gas and oil properties	(1,990,700)	(50,000)	(2,231,736)
Purchase of other equipment	(1,751)	-	(3,492)
Net Cash (Used By) Investing Activities	(1,992,451)	(50,000)	(2,235,228)

Cash Flows From Financing Activities
Common stock activity	2,503,726	160,000	2,784,351
Advances from (Repaid to) related party	(13,122)	(6,878)	-
Advances received (repaid)	(7,974)	(71,681)	-
Net Cash From Financing Activities	2,482,630	81,441	2,768,351

Increase (Decrease) In Cash	343,004	(63)	343,004

Cash (Excess Of Checks Issued Over Funds On Deposit), Beginning Of Period	-	63	-

Cash (Excess Of Checks Issued Over Funds On Deposit), End Of Period	$343,004	$-	$343,004

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

1.	OPERATIONS

a)	Organization

Delta Oil & Gas, Inc. (“the Company”) was incorporated as a Colorado corporation on January 9, 2001.

The Company is a development stage, independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States. The Company’s entry into the natural gas and oil business began on February 8, 2001.

During the year ended December 31, 2004, the Company completed a forward stock split on the basis of 5 ½ common shares for every one previously held common share, common shares outstanding have been adjusted retroactively.

b)	Development Stage Activities

The Company is a development stage enterprise engaged in the exploration for and production of natural gas and oil in the United States. Since January 9, 2001, the Company has acquired an 8.9% working interest in a well which commenced production in February 2001.

The Company is subject to several categories of risk associated with its development stage activities. Natural gas and oil exploration and production is a speculative business, and involves a high degree of risk. Among the factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves, future hydrocarbon production, and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

1.	OPERATIONS (Continued)

c)	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $873,214 since inception. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Delta Oil & Gas (Canada) Inc. All significant inter-company transactions have been eliminated.

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of properties not being amortized, if any, net of tax considerations.The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed their related estimated future net revenues from proved reserves discounted at 10%, and the lower of cost or estimated fair value of unproved properties, net of tax considerations. These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that the net effect of the ARO calculation to the Company’s income statement for the year ended December 31, 2006 would be $765, (2004; $689). The Company considers the impact of the AROthe ARO to be immaterial to record in its financial statements for the year ended December 31, 2005. As at December 31, 2005, the net

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)	Asset Retirement Obligations (Continued)

present value of the ARO is $7,718, (2004: $6,593).

e)	Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

f)	Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company’s entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company’s share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At December 31, 2005 and 2004, the Company had no overproduced imbalances.

g)	Cash

Cash consists of cash on deposit with high quality major financial institutions, and to date has not experienced losses on any of its balances. The carrying amounts approximated fair market value due to the liquidity of these deposits.

h)	Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Foreign Currency Translation

United States funds are considered the Company’s functional currency. Transaction amounts denominated in foreign currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

j)	Other Equipment

Computer equipment is stated at cost. Provision for depreciation on computer equipment is calculated using the straight-line method over the estimated useful life of three years.

k)	Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the costs of long-lived assets, other than oil and gas properties, may be impaired, and evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment of oil and gas properties is evaluated subject to the full cost ceiling as described under Oil and Gas Properties.

l)	Loss Per Share

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

n)	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, accrued interest payable, advances payable, amounts due to related parties, and promissory note payable.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

o)	Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - “Accounting for Stock-Based Compensation”.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS

a)
FASB issued FASB Interpretation No. (“FIN”) 47 - “Accounting for Conditional Asset Retirement Obligations” in March 2005. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This Interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect this guidance to have a material impact on its financial statements.

b)
In November 2005, FASB issued Staff Position No. FAS 115-1 - “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company has determined that the adoption of FSP 115-1 does not have an impact on its result of operations or financial position.

c)
In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123 (revised 2004)”), “Share-Based Payment”. This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2007. The Company has determined that the adoption of SFAS 123 (revised 2004) does not have an impact on its results of operations or financial position.

d)
In November 31, 2004, FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs”. The adoption of SFAS 151 does not have an impact on the Company’s results of operations or financial position.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

3. NEW ACCOUNTING PRONOUCEMENTS (Continued)

e)
In December 2004, FASB issued Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”. The Company has determined that the adoption of SFAS 153 does not have an impact on the Company’s results of operations or financial position.

4.	NATURAL GAS AND OIL PROPERTIES

a)	Proved Property

In February 2001, the Company acquired an 8.9% working interest in a gas well located in California at a cost of $90,000. The well commenced production in February 2001 following a redrill.

	DECEMBER 31
	2005	2004

Proved property	$102,346	$102,346
Less: Accumulated depletion	(101,074)	(101,074)
	$1,272	$1,272

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties

2005

Todd Creek
Acquisition cost	$597,263
Cash call	519,990

Hillspring
Acquisition cost	414,766

Solano County
Cash call	301,387

Leduc
Acquisition cost	207,294

$2,040,700

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

i)	Todd Creek, Alberta, Canada

In January 2005, the Company acquired a 20% working interest in 13.75 sections (8,800 acres) of land in Todd Creek, Alberta, Canada, at a cost of $597,263. The Company also has an option to acquire an additional 15% interest in 7 additional sections of land by participating in 20% of the drilling cost by December 31, 2006. As at December 31, 2005, a cash call of $519,890 has been paid as share of costs for a proposed drilling program.

ii)	Hillspring, Alberta, Canada

In January 2005, the Company acquired a 10% working interest in 1 section (64 acres) of land in Hillspring, Alberta, Canada, at a cost of $414,766. The Company also had an option to acquire an additional 10% working interest in an additional 1.25 sections by paying $207,833 by July 1, 2005. Later the Company elected not to exercise this option and the option expired.

b)	Unproved Properties (Continued)

ii)	Hillspring, Alberta, Canada (Continued)

Hillspring Prospect

This option expired on July 1, 2005, but was later extended to December 29, 2006.

iii)	Solano County, California, USA

In May 2005, the Company entered into a participation agreement with Production Specialties Company (“PSC”) where the Company has been granted the right to earn a 68% working interest in a test well and a 12.50% working interest in certain lands located in Solano County, California, by paying 18.75% of the test well operations. As at December 31, 2005, a cash call of $301,387 has been paid as share of costs for a proposed drilling program.

Cache Slough Prospect

Following these payments, the Company will be responsible for 12.5% of all additional expenditures for drilling and production on the property and be entitled to receive 8.5% of all revenue generated by the property, which is 12.5% of this California company’s 68% interest.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

iv)	Leduc, Alberta, Canada

In September 2005, the Company entered into a participation and farmout agreement with Odin Capital Inc. (“Odin”) where the Company will participate for 4% share of the costs of drilling a test well in certain lands located in the Leduc formation, Alberta, Canada. In exchange for the participation costs, the Company will earn interests in certain petroleum and natural gas wells ranging from 1.289% to 4.0%. As at December 31, 2005, the Company has advanced $207,294 as its share of the costs in the Leduc formation property.

A director of the Company maintains a 50% ownership interest in Odin.

5.	NATURAL GAS AND OIL EXPLORATION RISK

a)	Exploration Risk

The Company’s future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding, acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond its control. Other factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

b)	Distribution Risk

The Company is dependent on the operator to market any oil production from its wells and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect.  It relies on the operator’s ability and expertise in the industry to successfully market the same. Prices at which the operator sells gas/oil both in intrastate and interstate commerce, will be subject to the availability of pipe lines, demand and other factors beyond the control of the operator. The Company and the operator believe any oil produced can be readily sold to a number of buyers.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

6.	ADVANCES PAYABLE

Advances payable are repayable on demand, unsecured and bear interest at 6.5% per annum.

7.	PROMISSORY NOTE PAYABLE

	2005	2004

Unsecured loan, repayable January 4, 2006, together with accrued interest at a rate of 6.5% per annum.	$39,397	$37,254

Less: Current portion	(39,397)	-

	$-	$37,254

8.	SHARE CAPITAL

a)
On May 2, 2005, the Company issued 1,200,000 units at a price of $1.00 per unit for gross proceeds of $1,200,000. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50.

On August 29, 2005, the Company issued 383,985 units at a price of $1.00 per unit for gross proceeds of $383,985. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50.

On September 8, 2005, the Company issued 70,000 common shares for exercise of stock options at $0.80 per share. At December 31, 2005, there is an amount of $16,000 receivable relating to this share issuance.

On September 14, 2005, the Company issued 100,000 common shares for exercise of stock options at $0.80 per share.

On October 4, 2005, the Company issued 75,000 common shares for exercise of stock options at $0.80 per share.

On December 19, 2005, the Company issued 900,000 units at a price of $1.00 per unit for gross proceeds of $900,000. Each unit consists of one common share and one common share purchase warrant exercisable within 5 years at an exercise price of $1.50.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

8.	SHARE CAPITAL (Continued)

b)	Stock Options

Compensation expense related to stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense of $370,267 was recorded during the year ended December 31, 2005 (2004 - $Nil).

The changes in stock options are as follows:
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance outstanding, December 31, 2004	-	$-

Granted	575,000	0.81
Exercised	(245,000)	(0.80)

Balance outstanding December 31, 2005	330,000	$0.81

The following table summarized information about the stock options outstanding at December 31, 2005:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF SHARES

$0.80	305,000	2.50	305,000
$1.00	25,000	3.00	12,500

The fair value of the stock options granted was estimated using the Black-Scholes option-pricing model and is amortized over the vesting period of the underlying options. The weighted average fair value of options granted was $0.80 per share. The weighted average assumptions used to calculate the fair value are as follows:

Dividend yield	0
Expected volatility	186%
Risk free interest rate	3.77%
Expected life	3 years

Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

8.	SHARE CAPITAL (Continued)

c)	Common Stock Share Purchase Warrants

As at December 31, 2005, share purchase warrants outstanding for the purchase of common shares as follows:
WARRANTS OUTSTANDING
EXERCISE PRICE	NUMBER OF SHARES	EXPIRY DATE
$1.50	1,200,000	May 2, 201
$1.50	383,985	August 29, 2010
$1.50	900,000	December 19, 2010

9.	RELATED PARTIES

During the year ended December 31, 2005, the Company paid $21,492 (2004 - $Nil) for management fees to a director of the Company.

An amount of $805 at December 31, 2005 (2004 - $4,825) is due to a director of the Company.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

10.	INCOME TAX

a)	Income Tax Provision

The provision for income taxes differs from the result which would be obtained by applying the statutory income tax rate of 34% to income before income taxes. The difference results from the following items:

	YEAR ENDED DECEMBER 31
	2005	2004

Computed expected (benefit of) income taxes	$(193,450)	$(10,735)
Increase in valuation allowance	193,450	10,735

Income tax provision	$-	$-

b)	Significant component of the Company’s deferred income tax assets are as follows:

	DECEMBER 31
	2005	2004

Operating loss carryforwards	$654,252	$89,667
Natural gas and oil properties	218,962	213,497
	873,214	303,164
Statutory tax rate	34%	34%

Deferred income tax assets	296,892	103,075
Valuation allowance	(296,892)	(103,075)

Net deferred tax assets	$-	$-

11.	COMMITMENT AND CONTRACTUAL OBLIGATIONS

A lease agreement for the Vancouver office commenced March 1, 2005 and terminates on February 28, 2006. The lease agreement includes a fixed rental fee of $1,295 per month plus additional charges for services supplied by the landlord or incurred on behalf of the client in the previous month.

On March 1, 2005, the Company also rented an office on a month to month basis for $243 per month.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

11.	COMMITMENT AND CONTRACTUAL OBLIGATIONS (Continued)

c)
The Company has incurred operating losses and approximately $654,252, which, if unutilized, will expire through to 2025. Subject to certain restrictions, the Company has natural gas and oil properties expenditures of $218,962 available to reduce future taxable income. Future tax benefits, which may arise as a result of these losses, have not been recognized in these financial statements, and have been offset by a valuation allowance. The following table lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry forwards:

	Income Tax Operating Loss Carry Forward
	Amount	Expiration Date

2001	$10,852	2021
2002	33,617	2022
2003	15,597	2023
2004	29,601	2024
2005	564,585	2025

Total income tax operating loss carry forward	$654,252

12.	SUBSEQUENT EVENTS

a)	Palmetto Point Prospect, Mississippi

On February 21, 2006, the Company entered into an agreement (the “Agreement”) with 0743608 B.C. Ltd., (“Assignor”) a British Columbia based oil and gas exploration company, in order to accept an assignment of the Assignor’s ten percent (10%) gross working and revenue interest in a ten-well drilling program (the “Drilling Program”) to be undertaken by Griffin & Griffin Exploration L.L.C., (“Griffin”) a Mississippi based exploration company.  Under the terms of the Agreement, the Company paid the Assignor $425,000 as payment for the assignment of the Assignor’s 10% gross working and revenue interest in the Drilling Program.  The Company also entered into a Joint Operating Agreement directly with Griffin on February 24, 2006.

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Stated in U.S. Dollars)

12.	SUBSEQUENT EVENTS (Continued)

The Drilling Program on the acquired property interests is anticipated to be initiated by Griffin on or about May 1, 2006 and to be completed by Griffin within approximately 10 months.  The anticipated commencement date for the drilling program was extended due to flooding of the road accessing the well sites attributable to the melting snow.  The prospect area owned or controlled by Griffin on which the ten wells will be drilled, is comprised of approximately 1273 acres in Palmetto Point, Mississippi.  The exact locations of the ten wells in which the Company will participate are yet to be determined.

b)	Private Placement

Subsequent to the reporting period on February 24, 2006, the Company sold 727,272 units at $2.75 per Unit to a total of three (3) investors. Each unit consisted of one (1) share of common stock, par value $0.001, and one (1) warrant (the "warrant") to purchase one (1) share of common stock, exercisable for three (3) years from the closing of the offering. The exercise price for the warrant was priced at $3.00. The total gross proceeds the Company received from this sale of securities was $2,000,000.  The Company paid $150,000 in commissions on this private equity offering.  Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $2,181,816.

DELTA OIL & GAS, INC.
(A Development Stage Company)

SUPPLEMENTAL OIL AND GAS DISCLOSURES

DECEMBER 31, 2005
(Unaudited)
(Stated in U.S. Dollars)

SUPPLEMENTAL OIL AND GAS DISCLOSURES

The following disclosures provide unaudited information required by SFAS No. 69 - “Disclosures About Oil and Gas Producing Activities”.

Capitalized Costs Incurred

Capitalized costs incurred in natural gas and oil property acquisition, exploration and development activities are summarized below:

	2005			2004
	TOTAL	US	CANADA	TOTAL	US	CANADA

Acquisition of roperties
Proved	$90,000	$90,000	$-	$90,000	$90,000	$-
Unproved	2,040,701	301,388	1,739,313	50,000	-	50,000
Exploration costs	-	-	-	-	-	-
Development costs	12,346	12,346	-	12,346	12,346	-

Total costs incurred	$2,143,047	$403,734	$1,739,313	$152,346	$102,346	$50,000

Natural Gas and Oil Reserves

Proved reserves are estimated quantities of natural gas and oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that reasonably can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved natural gas and oil reserve quantities at December 31, 2005 and 2004, and the related discounted future net cash flows before income taxes are based on estimates prepared by an independent consulting engineer. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

DELTA OIL & GAS, INC.
(A Development Stage Company)

SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

DECEMBER 31, 2005
(Unaudited)
(Stated in U.S. Dollars)

Natural Gas and Oil Reserves (Continued)

The Company’s net ownership interests in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below:. The Company has no proved undeveloped reserves.

NATURAL GAS
(MCF)

Reserves, December 31, 2003	3,448

Extensions and revisions	(493)
Production	(1,671)

Reserves, December 31, 2004	1,284

Extensions and revisions	2,025 (i)
Production	(866)

Reserves, December 31, 2005	2,443

(i) The increase in the volume of estimated reserves results from a change in the estimate of the decline rate of the well reserves.

Standardized Measure

The standardized measure of discounted future net cash flows relating to the Company’s ownership interests in proved natural gas and oil reserves is shown below:

	YEAR ENDED DECEMBER 31
	2005	2004

Future cash flows	$23,015	$8,193
Future operating expenses	11,872	5,837
Future net cash flows	11,143	2,356
10% annual discount for estimated timing of cash flows	(1,320)	(235)

Standardized measure of discounted future net cash flows	$9,823	$2,121

DELTA OIL & GAS, INC.
(A Development Stage Company)

SUPPLEMENTAL OIL AND GAS DISCLOSURES (Continued)

DECEMBER 31, 2005
(Unaudited)
(Stated in U.S. Dollars)

Standardized Measure (Continued)

Future cash flows are computed by applying fiscal period end prices of natural gas and oil to period end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company’s petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company’s proved natural gas and oil reserves at the end of the period, based on period end costs and assuming continuation of existing economic conditions.

Future income taxes are based on period end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost of fair value of the Company’s natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimate of natural gas and oil producing operations.

Change in Standardized Measure

Changes in the standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below:

	YEAR ENDED DECEMBER 31
	2005	2004

Changes due to current period operations
Sales of natural gas and oil, net of natural gas and oil operating expenses	$276	$7,068
Purchases of natural gas and oil properties	-	-
Changes due to revisions in standardized variables
Prices	7,426	(10,077)
Net change	7,702	(3,009)
Beginning of year	2,121	5,130

End of year	$9,823	$2,121

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Stated in U.S. Dollars)

	MARCH 31 2006	DECEMBER 31 2005

ASSETS
Current
Cash and cash equivalents	$1,843,650	$343,004
Accounts receivable	8,102	10,068
Prepaid expenses	7,414	1,615
	1,859,166	354,687
Natural Gas And Oil Properties
Proved property	1,272	1,272
Unproved properties	2,590,816	2,040,700
	2,592,088	2,041,972
Other Equipment
Computer equipment	3,492	3,492
Less: Accumulated depreciation	(2,186)	(2,033)
	1,306	1,459

	$4,452,560	$2,398,118

LIABILITIES
Current
Accounts payable and accrued liabilities	$40,072	$93,318
Promissory note payable	39,933	39,397
	80,005	132,715
Commitment And Contractual Obligations (Note 11)

STOCKHOLDERS’ EQUITY

Share Capital
Authorized:
100,000,000 common voting shares, par value $0.001 per share
25,000,000 preferred shares, par value $0.001 per share

Issued and outstanding:
44,343,235 common shares at March 31, 2006 and 44,025,735 common shares at December 31, 2005	44,343	44,026

Additional paid-in capital	5,372,760	3,110,591

Share subscriptions receivable	-	(16,000)

Deficit Accumulated During The Development Stage	(1,044,548)	(873,214)
	4,372,555	2,265,403

	$4,452,560	$2,398,118

The accompanying notes are an integral part of these consolidated financial statements.
F-1

DELTA OIL & GAS, INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in U.S. Dollars)

	THREE MONTHS ENDED MARCH 31		CUMULATIVE PERIOD FROM INCEPTION JANUARY 9 2001 TO MARCH 31
	2006	2005	2006

Cash Flows (Used By) Operating Activities
Net loss for the period	$(171,334)	$(34,212)	$(1,044,548)
Items not involving cash:
Depreciation and depletion	153	-	37,757
Impairment of natural gas and oil properties	-	-	65,503
Dry well costs written off	-	-	118,690
Stock-based compensation	5,991	-	376,258
	(165,190)	(34,212)	(446,340)
Changes in non-cash operating working capital items:
Accounts receivable	(1,966)	(369)	(8,102)
Accounts payable and accrued liabilities	(53,246)	5,296	40,072
Accrued interest payable	-	(17,362)	(11,396)
Prepaid expenses	(5,799)	(1,071)	(7,414)
	(57,079)	(8,223)	13,160
Net Cash (Used By) Operating Activities	(222,269)	(47,718)	(433,180)

Cash Flows (Used By) Investing Activities
Purchase of natural gas and oil properties	(550,116)	(962,038)	(2,811,852)
Purchase of other equipment	-	(1,751)	(3,492)
Net Cash (Used By) Investing Activities	(550,116)	(963,789)	(2,815,344)

Cash Flows From Financing Activities
Issue of common stock and units, net	256,500	-	3,040,850
Share subscriptions received	1,999,995	1,140,000	1,999,995
Share subscriptions receivable	16,000	-	-
Due to related party	-	(13,122)	2,919
Advances payable	-	(7,974)	8,477
Promissory note payable	536	529	39,933
Net Cash From Financing Activities	2,273,031	1,119,433	5,092,174

Increase (Decrease) In Cash And Cash Equivalents	1,500,646	107,926	1,843,650

Cash And Cash Equivalents (Excess Of Checks Issued Over Funds On Deposit), Beginning Of Period	343,004	-	-

Cash And Cash Equivalents (Excess Of Checks Issued Over Funds On Deposit), End Of Period	$1,843,650	$107,926	$1,843,650

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.
F-3

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited consolidated financial statements as of March 31, 2006 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2005 audited financial statements and notes thereto.

2.	OPERATIONS

a)	Organization

Delta Oil & Gas, Inc. (“the Company”) was incorporated as a Colorado corporation on January 9, 2001.

The Company is a development stage, independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States. The Company’s entry into the natural gas and oil business began on February 8, 2001.

During the year ended December 31, 2004, the Company completed a forward stock split on the basis of 5 ½ common shares for every one previously held common share, common shares outstanding have been adjusted retroactively.

b)	Development Stage Activities

The Company is a development stage enterprise engaged in the exploration for and production of natural gas and oil in the United States. Since January 9, 2001, the Company has acquired an 8.9% working interest in a well which commenced production in February 2001.

F-4

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

2.	OPERATIONS (Continued)

b)	Development Stage Activities (Continued)

The Company is subject to several categories of risk associated with its development stage activities. Natural gas and oil exploration and production is a speculative business, and involves a high degree of risk. Among the factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves, future hydrocarbon production, and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

c)	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $1,044,548 since inception. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Delta Oil & Gas (Canada) Inc. All significant inter-company transactions have been eliminated.

F-5

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of properties not being amortized, if any, net of tax considerations. Properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties are not amortized until proved reserves associated with the projects can be determined or until they are impaired.

F-6

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)   Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that the net effect of the ARO calculation to the Company’s income statement for the year ended December 31, 2006 would be $765, (2004; $689). The Company considers the impact of the ARO to be immaterial to record in its financial statements for the year ended December 31, 2005. As at December 31, 2005, the net present value of the ARO is $7,718, (2004: $6,593).

e)	Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

f)	Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company’s entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company’s share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At March 31, 2006, the Company had no overproduced imbalances.

g)	Cash and Cash Equivalent

Cash consists of cash on deposit with high quality major financial institutions, and to date has not experienced losses on any of its balances. The carrying amounts approximated fair market value due to the liquidity of these deposits.

F-7

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

i) Foreign Currency Translation

United States funds are considered the Company’s functional currency. Transaction amounts denominated in foreign currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.
j)	Other Equipment

Computer equipment is stated at cost. Provision for depreciation on computer equipment is calculated using the straight-line method over the estimated useful life of three years.

k)	Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the costs of long-lived assets, other than oil and gas properties, may be impaired, and evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment of oil and gas properties is evaluated subject to the full cost ceiling as described under Oil and Gas Properties.

F-8

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)	Loss Per Share

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

m)	Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

n)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalent, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and promissory note payable.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

o)	Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - “Accounting for Stock-Based Compensation”.

F-9

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES

a)	Proved Property

In February 2001, the Company acquired an 8.9% working interest in a gas well located in California at a cost of $90,000. The well commenced production in February 2001 following a redrill.

	MARCH 31 2006	DECEMBER 31 2005

Proved property	$102,346	$102,346
Less: Accumulated depletion	(101,074)	(101,074)

	$1,272	$1,272

b)	Unproved Properties

	MARCH 31 2006	DECEMBER 31 2005

Todd Creek
Acquisition cost	$597,263	$597,263
Cash call	590,925	519,990

Hillspring
Acquisition cost	414,766	414,766

Cache Slough
Cash call	301,387	301,387

Strachan
Acquisition cost	261,475	207,294

Palmetto Point
Acquisition cost	425,000	-

	$2,590,816	$2,040,700

F-10

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties (Continued)

i)	Todd Creek, Alberta, Canada

In January 2005, the Company acquired a 20% working interest in 13.75 sections (8,800 acres) of land in Todd Creek, Alberta, Canada, at a cost of $597,263. The Company also has an option to acquire an additional 15% interest in 7 additional sections of land by participating in 20% of the drilling cost by December 31, 2006. As at March 31, 2006, a cash call of $590,925 has been paid as share of costs for a proposed drilling program.

ii)	Hillspring, Alberta, Canada

In January 2005, the Company acquired a 10% working interest in 1 section (64 acres) of land in Hillspring, Alberta, Canada, at a cost of $414,766. The Company also had an option to acquire an additional 10% working interest in an additional 1.25 sections by paying $207,833 by July 1, 2005. Later the Company elected not to exercise this option and the option expired.

Hillspring Prospect

This option expired on July 1, 2005, but was later extended to December 29, 2006.

iii)	Cache Slough Prospect, California, USA

In May 2005, the Company entered into a participation agreement with Production Specialties Company (“PSC”) where the Company has been granted the right to earn a 68% working interest in a test well and a 12.50% working interest in certain lands located in Solano County, California, by paying 18.75% of the test well operations. As at March 31, 2006, a cash call of $301,387 has been paid as share of costs for a proposed drilling program.

Following these payments, the Company will be responsible for 12.5% of all additional expenditures for drilling and production on the property and be entitled to receive 8.5% of all revenue generated by the property, which is 12.5% of this California company’s 68% interest.

F-11

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties (Continued)

iv)   Strachan Prospect, Alberta, Canada

In September 2005, the Company entered into a participation and farmout agreement with Odin Capital Inc. (“Odin”) where the Company will participate for 4% share of the costs of drilling a test well in certain lands located in the Leduc formation, Alberta, Canada. In exchange for the participation costs, the Company will earn interests in certain petroleum and natural gas wells ranging from 1.289% to 4.0%. As at March 31, 2006, the Company has advanced $261,475 as its share of the costs in the Leduc formation property.

A director of the Company maintains a 50% ownership interest in Odin.

v)	Palmetto Point Prospect, Mississippi

On February 21, 2006, the Company entered into an agreement (the “Agreement”) with 0743608 B.C. Ltd., (“Assignor”) a British Columbia based oil and gas exploration company, in order to accept an assignment of the Assignor’s ten percent (10%) gross working and revenue interest in a ten-well drilling program (the “Drilling Program”) to be undertaken by Griffin & Griffin Exploration L.L.C., (“Griffin”) a Mississippi based exploration company.  Under the terms of the Agreement, the Company paid the Assignor $425,000 as payment for the assignment of the Assignor’s 10% gross working and revenue interest in the Drilling Program.  The Company also entered into a Joint Operating Agreement directly with Griffin on February 24, 2006.

The Drilling Program on the acquired property interests is anticipated to be initiated by Griffin on or about May 1, 2006 and to be completed by Griffin within approximately 10 months.  The anticipated commencement date for the drilling program was extended due to flooding of the road accessing the well sites attributable to the melting snow.  The prospect area owned or controlled by Griffin on which the ten wells will be drilled, is comprised of approximately 1273 acres in Palmetto Point, Mississippi.  The exact locations of the ten wells in which the Company will participate are yet to be determined.

F-12

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

5.	ADVANCES PAYABLE

Advances payable are repayable on demand, unsecured and bear interest at 6.5% per annum.

6.	PROMISSORY NOTE PAYABLE

	MARCH 31 2006	DECEMBER 31 2005

Unsecured loan, repayable January 4, 2006, together with accrued interest at a rate of 6.5% per annum. As at March 31, 2006, the promissory note was under negotiations and the terms were not amended. Interest continues to accrue at 6.5% per annum.	$39,933	$39,397

7.	SHARE CAPITAL

a)	On January 11, 2006, the Company issued 75,000 common shares for exercise of stock options at $0.80 per share.

On January 24, 2006, the Company issued 230,000 common shares for exercise of stock options at $0.80 per share.

On January 25, 2006, the Company issued 12,500 common shares for exercise of stock options at $1.00 per share.

On February 24, 2006, the Company sold 727,272 units at $2.75 per Unit to a total of three (3) investors. Each unit consisted of one (1) share of common stock, par value $0.001, and one (1) warrant (the "warrant") to purchase one (1) share of common stock, exercisable for three (3) years from the closing of the offering. The exercise price for the warrant was priced at $3.00. The total gross proceeds the Company received from this sale of securities was $1,999,995 during the period ended March 31, 2006.  The Company paid $150,000 in commissions on this private equity offering.  Assuming that all of the warrants are exercised by the investors, the gross proceeds received from the warrants will equal $2,181,816. The Board of Directors approved the issuance of the stock certificates during the reporting period, but the physical issuance of the stock certificates did not occur until April 5, 2006.

F-13

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

7.	SHARE CAPITAL (Continued)

b)	Stock Options

Compensation expense related to stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense of $5,991 was recorded during the three months ended March 31, 2006 (March 31, 2005 - $Nil) related to options granted during the year ended December 31, 2005 but vested during the three months ended March 31, 2006.

The changes in stock options are as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance outstanding, December 31, 2005	330,000	$0.81

Exercised	(317,500)	(0.81)

Balance outstanding, March 31, 2006	12,500	$1.00

The following table summarized information about the stock options outstanding at March 31, 2006:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF SHARES

$1.00	12,500	2.75	6,250

c)	Common Stock Share Purchase Warrants

As at March 31, 2006, share purchase warrants outstanding for the purchase of common shares as follows:
WARRANTS OUTSTANDING
EXERCISE PRICE	NUMBER OF SHARES	EXPIRY DATE
$1.50	1,200,000	May 2, 2010
$1.50	383,985	August 29, 2010
$1.50	900,000	December 19, 2010

F-14

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006
(Unaudited)
(Stated in U.S. Dollars)

8.	RELATED PARTIES

During the period ended March 31, 2006, the Company paid $5,197 (March 31, 2005 - $Nil) for management fees to a director of the Company.

An amount of $933 at March 31, 2006 (December 31, 2005 - $805) is due to a director of the Company.

9.	COMMITMENT AND CONTRACTUAL OBLIGATIONS

A lease agreement for the Vancouver office commenced March 1, 2005 and terminates on February 28, 2006, and will subsequently be paid on a month-to-month basis. The lease agreement includes a fixed rental fee of $1,295 per month plus additional charges for services supplied by the landlord or incurred on behalf of the client in the previous month.

On March 1, 2005, the Company also rented an office on a month to month basis for $243 per month.

10.	SUBSEQUENT EVENTS

a)	Wordsworth Prospect

Subsequent to the reporting period on April 20, 2006, the Company entered into a farmout, option and participation letter agreement (“FOP Agreement”) where it acquired 15% of a working interest in certain leasehold interests located in southeast Saskatchewan, Canada referred to as the Wordsworth area for the purchase price of $152,724. The Company is responsible for its proportionate share of the costs associated with drilling, testing, and completing the first test well on the property. In exchange for the Company paying its proportionate share of the costs associated with drilling, testing, and completing the first test well on the property, the Company will have earned 7.5% of the total payout on the Wordsworth prospect and an option to participate and acquire a working interest in a vertical test well drilled to 1200 meters to test the Mississippian (Alida) formation in LSD 13 of section 24, township 7, range 3 W2.

On or before July 1, 2006, the first test well is anticipated to be drilled. There can be no assurance that any of the wells drilled in this prospect will be productive or that the Company will recover all or any portion of its investment in such wells.

F-15

DELTA OIL & GAS INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows

	For the Six months Ended June 30,		From Inception on January 9, 2001 Through June 30,
	2006	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(153,715)	$(81,027)	$(1,026,931)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and depletion	314	71	37,918
Impairment of natural gas and oil properties	-	-	65,503
Dry well costs writtenoff	-	-	118,690
Stock based compensation	-	-	370,267
Changes in operating assets and liabilities:
(Decrease) in accounts receivable	(747)	(817)	(10,815)
Increase (Decrease) in accounts payable	(57,565)	2,767	35,753
Accrued Interest payable	(39,397)	(17,362)	(30,001)
Prepaid expenses	(6,006)	(1,057)	(7,619)

Net Cash Used in Operating Activities	(257,116)	(97,425)	(447,235)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of other equipment	-	(1,751)	(3,492)
Investment in natural gas and oil working interests	(1,119,759)	(1,171,975)	(3,351,495)

Net Cash Used in Investing Activities	(1,119,759)	(1,173,726)	(3,354,987)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of common stock	2,167,596	1,139,740	4,951,947
Shares subscription received	-	283,985	-
Shares subscription receivable	16,000	-	-
Due to related party	-	(13,122)	-
Advances (repaid)	-	(7,974)	-
Promissory note payable	-	1,064	-

Net Cash Provided by Financing Activities	2,183,596	1,403,693	4,951,947

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	806,721	132,542	1,149,725

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD
(EXCESS OFCHECKS ISSUED OVER FUNDS ON DEPOSIT)	343,004	-	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,149,725	$132,542	$1,149,725

The accompanying notes are an integral part of these consolidated financial statements.
F-3

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

1.	BASIS OF PRESENTATION

The unaudited consolidated financial statements as of June 30, 2006 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2005 audited financial statements and notes thereto.

2.	OPERATIONS

a)	Organization

Delta Oil & Gas, Inc. (“the Company”) was incorporated as a Colorado corporation on January 9, 2001.

The Company is a development stage, independent natural gas and oil company engaged in the exploration, development and acquisition of natural gas and oil properties in the United States. The Company’s entry into the natural gas and oil business began on February 8, 2001.

During the year ended December 31, 2004, the Company completed a forward stock split on the basis of 5 ½ common shares for every one previously held common share, common shares outstanding have been adjusted retroactively.

b)	Development Stage Activities

The Company is a development stage enterprise engaged in the exploration for and production of natural gas and oil in the United States. Since January 9, 2001, the Company has acquired an 8.9% working interest in a well which commenced production in February 2001. The Company has subsequently acquired other working interests in wells in North America.

F-4

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

2.	OPERATIONS (Continued)

b)	Development Stage Activities (Continued)

The Company is subject to several categories of risk associated with its development stage activities. Natural gas and oil exploration and production is a speculative business, and involves a high degree of risk. Among the factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves, future hydrocarbon production, and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

c)	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $1,026,931 since inception. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Delta Oil & Gas (Canada) Inc. All significant inter-company transactions have been eliminated.

F-5

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved natural gas and oil reserve quantities and the related present value of estimated future net cash flows therefrom (see “Supplemental Oil and Gas Disclosures - Unaudited”).

c)	Natural Gas and Oil Properties

The Company accounts for its oil and gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (“SEC”). Accordingly, all costs associated with the acquisition of properties and exploration with the intent of finding proved oil and gas reserves contribute to the discovery of proved reserves, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general corporate costs are expensed as incurred. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded. Amortization of evaluated oil and gas properties is computed on the units of production method based on all proved reserves on a country-by-country basis. Unevaluated oil and gas properties are assessed at least annually for impairment either individually or on an aggregate basis. The net capitalized costs of evaluated oil and gas properties (full cost ceiling limitation) are not to exceed the sum of the related estimated future net revenues from proved reserves discounted at 10%, the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, and the cost of properties not being amortized, if any, net of tax considerations. .These properties are included in the amortization pool immediately upon the determination that the well is dry.

Unproved properties consist of lease acquisition costs and costs on wells currently being drilled on the properties. The recorded costs of the investment in unproved properties is not amortized until proved reserves associated with the projects can be determined or until they are impaired.

d)	Asset Retirement Obligations

The Company has adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations”, which requires that asset retirement obligations (“ARO”) associated with the retirement of a tangible long-lived asset, including natural gas and oil properties, be recognized as liabilities in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated assets. The cost of tangible long-lived assets, including the initially recognized ARO, is depleted, such that the cost of the ARO is recognized over the useful life of the assets. The ARO is recorded at fair value, and accretion expense is recognized over time as the discounted are accreted to the expected settlement value. The fair value of the ARO is measured using expected future cash flow, discounted at the Company’s credit-adjusted risk-free interest rate.

The Company determined that the net effect of the ARO calculation to the Company’s income statement for the year ended December 31, 2006 would be $765, (2004; $689). The Company considers the impact of the ARO to be immaterial to record in its financial statements for the year ended December 31, 2005. As at December 31, 2005, the net present value of the ARO is $7,718, (2004: $6,593).

F-6

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

f)	Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production are recorded using the sales method. When sales volumes exceed the Company’s entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company’s share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At June 30, 2006, the Company had no overproduced imbalances.

g)	Cash and Cash Equivalent

Cash consists of cash on deposit with high quality major financial institutions, and to date has not experienced losses on any of its balances. The carrying amounts approximated fair market value due to the liquidity of these deposits.

h) Environmental Protection and Reclamation Costs

The operations of the Company have been, and may be in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restorations costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs will be charged against statements of operations as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not currently anticipate any material capital expenditures for environmental control facilities because all property holdings are at early stages of exploration. Therefore, estimated future removal and site restoration costs are presently considered minimal.

F-7

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Foreign Currency Translation

United States funds are considered the Company’s functional currency. Transaction amounts denominated in foreign currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in statements of operations.

j)	Other Equipment

Computer equipment is stated at cost. Provision for depreciation on computer equipment is calculated using the straight-line method over the estimated useful life of three years.

k)	Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the costs of long-lived assets, other than oil and gas properties, may be impaired, and evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment of oil and gas properties is evaluated subject to the full cost ceiling as described under Oil and Gas Properties.

l)	Loss Per Share

In February 1997, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

m)	Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carry forwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when,

F-8

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

n)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalent, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and promissory note payable.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

o)	Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock-based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - “Accounting for Stock-Based Compensation”.

F-9

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES

a)	Proved Property

In February 2001, the Company acquired an 8.9% working interest in a gas well located in California at a cost of $90,000. The well commenced production in February 2001 following a redrill.

	JUNE 30 2006	DECEMBER 31 2005

Proved property	$102,346	$102,346
Less: Accumulated depletion	(101,074)	(101,074)

	$1,272	$1,272

b)	Unproved Properties

	JUNE 30 2006	DECEMBER 31 2005
Todd Creek
Acquisition cost	$597,263	$597,263
Cash call	550,085	519,990

Hillspring
Acquisition cost	414,766	414,766

Cache Slough
Cash call	301,387	301,387

Strachan
Acquisition cost	328,349	207,294
Texalta	181,422	-

Brinx	362,187	-

Palmetto Point
Acquisition cost	425,000	-
	$3,160,459	$2,040,700

F-10

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties (Continued)

i)	Todd Creek, Alberta, Canada

In January 2005, the Company acquired a 20% working interest in 13.75 sections (8,800 acres) of land in Todd Creek, Alberta, Canada, at a cost of $597,263. The Company also has an option to acquire an additional 15% interest in 7 additional sections of land by participating in 20% of the drilling cost by December 31, 2006. As at June 30, 2006, a cash call of $550,085 has been paid as share of costs for a proposed drilling program.

ii)	Hillspring, Alberta, Canada

In January 2005, the Company acquired a 10% working interest in 1 section (64 acres) of land in Hillspring, Alberta, Canada, at a cost of $414,766. The Company also had an option to acquire an additional 10% working interest in an additional 1.25 sections by paying $207,833 by July 1, 2005. Later the Company elected not to exercise this option and the option expired.

Hillspring Prospect

This option expired on July 1, 2005, but was later extended to December 29, 2006.

iii)	Cache Slough Prospect, California, USA

In May 2005, the Company entered into a participation agreement with Production Specialties Company (“PSC”) where the Company has been granted the right to earn a 68% working interest in a test well and a 12.50% working interest in certain lands located in Solano County, California, by paying 18.75% of the test well operations. As at March 31, 2006, a cash call of $301,387 has been paid as share of costs for a proposed drilling program.

Following these payments, the Company will be responsible for 12.5% of all additional expenditures for drilling and production on the property and be entitled to receive 8.5% of all revenue generated by the property, which is 12.5% of this California company’s 68% interest.

F-11

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

b)	Unproved Properties (Continued)

iv)	Strachan Prospect, Alberta, Canada

In September 2005, the Company entered into a participation and farmout agreement with Odin Capital Inc. (“Odin”) where the Company will participate for 4% share of the costs of drilling a test well in certain lands located in the Leduc formation, Alberta, Canada. In exchange for the participation costs, the Company will earn interests in certain petroleum and natural gas wells ranging from 1.289% to 4.0%. As at March 31, 2006, the Company has advanced $261,475 as its share of the costs in the Leduc formation property.

A director of the Company maintains a 50% ownership interest in Odin.

v)	Palmetto Point Prospect, Mississippi, USA

On February 21, 2006, the Company entered into an agreement (the “Agreement”) with 0743608 B.C. Ltd., (“Assignor”) a British Columbia based oil and gas exploration company, in order to accept an assignment of the Assignor’s ten percent (10%) gross working and revenue interest in a ten-well drilling program (the “Drilling Program”) to be undertaken by Griffin & Griffin Exploration L.L.C., (“Griffin”) a Mississippi based exploration company.  Under the terms of the Agreement, the Company paid the Assignor $425,000 as payment for the assignment of the Assignor’s 10% gross working and revenue interest in the Drilling Program.  The Company also entered into a Joint Operating Agreement directly with Griffin on February 24, 2006.

The Drilling Program on the acquired property interests is anticipated to be initiated by Griffin on or about May 1, 2006 and to be completed by Griffin within approximately 10 months.  The anticipated commencement date for the drilling program was extended due to flooding of the road accessing the well sites attributable to the melting snow.  The prospect area owned or controlled by Griffin on which the ten wells will be drilled, is comprised of approximately 1273 acres in Palmetto Point, Mississippi.  The exact locations of the ten wells in which the Company will participate are yet to be determined.

vi). Wordsworth Prospect, Saskatchewan, Canada

On April 10, 2006, the Company entered into an agreement (the “Agreement”) with Petrex Energy Ltd., for a participation and Farmout agreement where the Company will participate for 15% gross working interest before payout (BPO) and 7.5% gross working interest after pay out (APO) in a proposed four well horizontal drilling program in the Wordsworth area in Southeast Saskatchewan, Canada. As at June

F-12

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

4.	NATURAL GAS AND OIL PROPERTIES (Continued)

30, 2006, the Company had advanced CDN$200,889 as its share of the costs in this Agreement.

vii) Owl Creek Prospect, Oklahoma, USA

In June 2006, Delta Oil & Gas entered into an agreement to accept the assignment of an undivided 20% working interest in a potential oil well known as the Powell #2 and an option to purchase a 20% interest in all future wells drilled on the land surrounding Powell #2. In addition, Delta has an option to participate in any lands of mutual interest that may be acquired in the future by the Owl Creek participating partners. The cost to Delta for this assignment was $300,000.

5.	NATURAL GAS AND OIL EXPLORATION RISK

a)  Exploration Risk

The Company’s future financial condition and results of operations will depend upon prices received for its natural gas and oil production and the cost of finding, acquiring, developing and producing reserves. Substantially all of its production is sold under various terms and arrangements at prevailing market prices. Prices for natural gas and oil are subject to fluctuations in response to changes in supply, market uncertainty and a variety of other factors beyond its control. Other factors that have a direct bearing on the Company’s prospects are uncertainties inherent in estimating natural gas and oil reserves and future hydrocarbon production and cash flows, particularly with respect to wells that have not been fully tested and with wells having limited production histories; access to additional capital; changes in the price of natural gas and oil; availability and cost of services and equipment; and the presence of competitors with greater financial resources and capacity.

b)   Distribution Risk

The Company is dependent on the operator to market any oil production from its wells and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect.  It relies on the operator’s ability and expertise in the industry to successfully market the same. Prices at which the operator sells gas/oil both in intrastate and interstate commerce, will be subject to the availability of pipe lines, demand and other factors beyond the control of the operator. The Company and the operator believe any oil produced can be readily sold to a number of buyers.

F-13

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

6.	NOTE PAYABLE

	JUNE 30 2006		DECEMBER 31 2005
Unsecured loan, repayable January 4, 2006, together with accrued interest at a rate of 6.5% per annum. As at June 30, 2006, the note was settled and the Company was released from all obligations under the promissory note.	$	Nil	$39,397

During the quarterly period ended June 30, 2006, the Company paid Pamela Starek, the Company’s former director and officer who is also a significant current shareholder of the Company, the amount due on the unsecured loan at the request of the note holder. In connection with this payment, the Company was released from all obligations under the promissory note by the note holder.

7.	SHARE CAPITAL

a)	On January 11, 2006, the Company issued 75,000 common shares for exercise of stock options at $0.80 per share.

On January 24, 2006, the Company issued 230,000 common shares for exercise of stock options at $0.80 per share.

On January 25, 2006, the Company issued 12,500 common shares for exercise of stock options at $1.00 per share.

On February 24, 2006, the Company sold 727,272 common shares pursuant to a private placement at $2.75 per share.

b)	Stock Options

Compensation expense related to stock options granted is recorded at their fair value as calculated by the Black-Scholes option pricing model. Compensation expense of $55,109 was recorded during the three months ended June 30, 2006 (June 30, 2005 - $Nil) related to options granted during the year ended December 31, 2005 and the three months ended June 30, 2006, but vested during the three months ended June 30, 2006.

The changes in stock options are as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance outstanding, December 31, 2005	570,000	$0.95

Exercised	(317,500)	(0.95)

Balance outstanding, June 30, 2006	252,500	$1.00

F-14

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

7.	SHARE CAPITAL (Continued)

b)	Stock Options (Continued)

The following table summarized information about the stock options outstanding at June 30, 2006:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	REMAINING CONTRACTUAL LIFE (YEARS)	NUMBER OF SHARES
$1.00	12,500	2.75	12,500
$1.15	240,000	1.25	32,000

c)	Common Stock Share Purchase Warrants

As at June 30, 2006, share purchase warrants outstanding for the purchase of common shares as follows:

WARRANTS OUTSTANDING
EXERCISE PRICE	NUMBER OF SHARES	EXPIRY DATE
$1.50	1,200,000	May 2, 2010
$1.50	383,985	August 29, 2010
$1.50	900,000	December 19, 2010

8.	RELATED PARTIES

During the period ended June 30, 2006, the Company paid $15,197 (June 30, 2005 - $Nil) for management fees to a director of the Company.

An amount of $880 at June 30, 2006 (December 31, 2005 - $805) is due to a director of the Company.

9.	COMMITMENT AND CONTRACTUAL OBLIGATIONS

A lease agreement for the Vancouver office commenced March 1, 2005 and terminated on February 28, 2006, and is currently on a month-to-month basis. The lease agreement includes a fixed rental fee of $1,295 per month plus additional charges for services supplied by the landlord or incurred on behalf of the client in the previous month.

F-15

DELTA OIL & GAS, INC.
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited)
(Stated in U.S. Dollars)

9.	COMMITMENT AND CONTRACTUAL OBLIGATIONS (Continued)

From March 1, 2005, the Company commenced renting an office on a month to month basis for $243 per month.